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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-49739

PACIFIC STRATUS VENTURES LTD.

(Exact name of registrant as specified in its charter)

#615-1030 West Georgia Street, Vancouver, British Columbia, Canada        V6E 2Y3               (604-689-2646)

(Address including zip code, and telephone number, including area code, of registrant's principal executive offices.

Common

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i) [ ]	Rule 12h-3 (b) (1) (i) [ ]
Rule 12g-4 (a) (1) (ii) [ ]	Rule 12h-3 (b) (1) (ii) [ ]
Rule 12g-4 (a) (2) (i) [X]	Rule 12h-3 (b) (2) (i) [X]
Rule 12g-4 (a) (2) (ii) [X]	Rule 12h-3 (b) (2) (ii) [X]
Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: six (6) resident in the United States

Pursuant to the requirements of the Securities Exchange Act of 1934, Burlington Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 9, 2003  By:  /s/     Harry Chew

President/Director

SEC 2069 (11-01)

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